SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 May 2012

Aviva plc (the "Issuer")

$300m Floating Rate Subordinated Notes due 2017 under the £5,000m Euro Note Programme (ISIN: XS0279569395) (the "Notes")

Cancellation of Listing

The Issuer wishes to announce that it has applied to the Financial Services Authority, in its capacity as United Kingdom Listing Authority, to cancel the listing of the Notes on the Official List of the United Kingdom Listing Authority.

The application to cancel the listing of the Notes with effect from (and including) 19 June 2012 has been made as a result of the Issuer's notification to the holders of the Notes that it shall redeem the Notes in full on the First Call Date (19 June 2012) at their principal amount together with any accrued interest to (but excluding) 19 June 2012 and all Arrears of Interest (if any).

Capitalised terms not otherwise defined herein have the meanings given to them in the terms and conditions of the Notes.

Enquiries:

Investor Relations:

Charles Barrows                        +44 (0)20 7662 8115
David Elliot                                +44 (0)20 7662 8048
Shaheen Iqbal                           +44 (0)20 7662 1111

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

This information is provided by RNS. The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 May, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary